Arrive AI Inc.

12175 Visionary Way

Fishers, Indiana 46038

March 10, 2026

Via EDGAR Only

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arrive AI, Inc.
Registration Statement on Form S-1, File No. 333-293347

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: March 12, 2026
Requested Time: 4:30 pm, Eastern Time

Ladies and Gentlemen:

Arrive AI Inc. (the “Registrant”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-293347), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 pm Eastern Time on March 12, 2026, or as soon thereafter as possible.

Please contact our counsel Peter Campitiello of Lucosky Brookman LLP at (732) 395-4517 with any questions you may have regarding this request. In addition, the Registrant requests that you kindly notify Mr. Campitiello by telephone when this request for acceleration has been granted.

Very truly yours,

ARRIVE AI INC.

/s/ Daniel S. O’Toole
Daniel S. O’Toole